SPECIAL MEETING OF SHAREHOLDERS
On August 19, 2011, a Special Meeting of Shareholders
 for the Fund was held to consider the following
proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed
reorganization of the Fund into Wells Fargo
 Advantage VT Opportunity Fund, a
series of Wells Fargo Variable Trust,
a Delaware statutory trust:
Shares outstanding voted "For" 6,129,163
Shares outstanding voted "Against" 233,834
Shares outstanding voted "Abstain" 464,136